Mail Stop 3561

July 21, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Teresa Palumbo, President
PSPP Holdings, Inc.
11710 Old Georgetown Road, Suite 808
North Bethesda, Maryland 20852

      Re: PSPP Holdings, Inc.
              Form 10-KSB for the year ended December 31, 2007
              Filed February 13, 2008
              File No. 000-24723

Dear Ms. Palumbo:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2007

Item 3. Legal Proceedings, page 5

1.   We note that the company is a defendant in a lawsuit and is currently working out a settlement with the plaintiff. However, we note no mention of this contingency in your financial statements. Please tell us to what extent you have accrued amounts related to this potential liability in your financial statements according to SFAS 5 or please tell us why you are not required to do so. We may have further comment upon receipt of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6
Critical Accounting Policies, page 8

2.   We note that your critical accounting policies disclosure refers to your accounting policy footnote 1. In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future filings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:
        • How the company arrived at the estimate;
        • How accurate the estimate/assumption has been in the past;
        • Whether the estimate/assumption is reasonably likely to change in the future; and
        • Evaluate the sensitivity to change of critical accounting policies.

Financial Statements, page 9
Independent Auditors' Report, page 10

3.   We note that your independent auditor audited the company's balance sheet as at December 31, 2007 and 2006. However, the statements of operations, changes in stockholders' equity/(deficit) and cash flows were only audited for the year ended December 31, 2007. Please note that smaller reporting company requirements under Article 8-02 of Regulation S-X require that the statements of operations, changes in stockholders' equity/(deficit) and cash flows be presented and audited for the last two fiscal years. You should revise your filing to include the independent auditors' report with respect to the audit of the statement of operations, changes in stockholders' equity/(deficit) and cash flows for the year ended December 31, 2006. Please note that when your filing is amended, the titles of your financial statements should match the titles of the statements in the audit report.

Consolidated Balance Sheets, page 11

4.   We note your presentation of stockholders' equity/(deficit) less your investments
        in Oxford Knights International, Dream Investments TV, eSafe, Inc. and Invest,
        Inc. It is unclear why these investments are represented as equity rather than
        assets or liabilities or consolidated depending upon your ownership percentage.
        To the extent these line items represent stock issued for these investments, the
        amounts should be reflected in the respective stock issued (i.e. preferred or
        common). Please tell and revise your presentation to clarify, your ownership
        percentage of each of these investments, how you acquired the investment
        (issuances of cash or stock) the amounts paid or issued at the acquisition date, and
        when each was acquired. We may have further comment upon receipt of your
        response.

5.   In a related matter, we note you had an investment in eSafe, Inc. as of December
        31, 2006 and did not rescind the agreement until 2007. Furthermore, we note you
        have no amounts disclosed in the balance sheet at December 31, 2006 for this
        investment. If these investments represent stock issued , it is unclear why the 22
        million shares of common stock you issued during 2006 are not reflected as
        issued in your stockholders' equity. Please tell us why you have no amounts
        represented in your December 31, 2006 balance sheet for the amount assigned to
        the stock issued to UC HUB.

Consolidated Statement of Changes in Shareholders' Equity/(Deficit), page 15

6.   Please amend your filing to include a detailed analysis of the changes in each
        category of stockholders' equity from each year end to the next rather than simply
        presenting the balance or each category of stockholders equity at each year end.
        The statement should reflect all issuances of stock (for acquisitions, services,
        stock based compensation, etc.), cancellations of stock, treasury stock, net
        income/losses for the periods and other transactions necessary to reflect the
        changes in each line item. Please revise. Refer to the requirements outlined in
        Rules 3-04 and 8-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page 16
Stock Based Compensation, page 18

7.   Your disclosure indicates that you account for stock based compensation in
        accordance with APB 25. Please note that for public entities that file as small
        business issuers SFAS 123R supersedes APB 25 as of the beginning of the first
        interim or annual reporting period that began after December 15, 2005. Please
        tell us and revise to clarify the accounting treatment you have applied since the

effective date of SFAS 123R. If you have applied APB 25, please provide us with amounts you have recorded in your financial statements under APB 25 as well as the amounts that should have been recognized in accordance with SFAS 123R. If you did not issue stock based compensation and have no amounts to expense, please disclose this in future filings.

Note 5 – Capital Stock, page 19

8.   We note that you issued 9 million of shares of common stock during 2007 for services and are rescinding the agreement in 2008. Please clarify the reason for canceling the shares issued and explain how you have reflected the services rendered in your financial statements if you have already received such services. Also, please explain how the company intends to pay for the services if stock issued will be canceled.

Item 8A. Controls and Procedures, page 25

9.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:
  http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
  http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Report on Form 8-K dated December 27, 2007
Reports on Form 8-K dated February 12, 2008 and April 6, 2008

10.   We note from the disclosure in the report on Form 8-K dated December 27, 2007, that on December 27, 2007, Airport Road Associates One, LLC ("Airport LLC") acquired 1,000,000 shares of the Company's Series A Preferred Stock and 30,290,000 shares of common stock from the Company's principal shareholder, Piedmont Properties, Inc., in exchange for a cash payment of $53,750. We also from the disclosure in the Form 8-K, that in connection with this transaction, five stockholders of the Company tendered 5.15 million shares of common stock to the registrant for retirement, resulting in Airport LLC controlling 83.7% of the voting power of the Company's outstanding voting securities. Given the change in control of the registrant that resulted from these transactions, please explain how you have reflected the new basis of accounting resulting from this transaction in the Company's financial statements in accordance with guidance in SAB Topic 5:J.

11.   Similarly, please explain what if any accounting recognition in the Company's financial statements was given to the transaction between Airport LLC and East Coast Realty Ventures, LLC, ("ECRV"), in which ECRV acquired 900,000 shares of the Company's Series A Preferred Stock and 25,865,000 shares of common

stock from Airport LLC in consideration of a cash payment of $153,750 and the assumption by ECRV of $500,000 owed by Airport LLC to certain parties that previously controlled the Company. We may have further comment upon receipt of your response.

Form 10-QSB for the quarter ended March 31, 2008

12.   We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any questions about these changes, please feel free to contact the SEC's Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief